SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

BioCorRx, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09073C106

(CUSIP Number)

4/10/2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

✓	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09073C106                                             13G                                             Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jorge Andrade Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,469,721
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 9,469,721
	8	SHARED DISPOSITIVE POWER
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,469,721
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.35%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 09073C106                                             13G                                             Page 3 of 5 Pages

Item 1.

(a)

Name of Issuer:  BioCorRx, Inc.

(b)

Address of Issuer’s Principal Executive Offices:

601 N. Parkcenter Drive

Suite 103

Santa Ana, CA 92705

Item 2.

(a)

Name of Person Filing:  Jorge Andrade Jr.

(b)

Address of Principal Business Office:

PO BOX 5366

Santa Ana, CA  92704

(c)

Citizenship:  United States

(d)

Title of Class of Securities:  Common

(e)

CUSIP Number:  09073C106

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 9,469,721

(b)

Percent of class: 6.35%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote:  9,469,721

(ii)

Shared power to vote or to direct the vote:  0

(iii)

Sole power to dispose or to direct the disposition of:  9,469,721

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.

Identification and Classification of Members of the Group.

N/A

CUSIP No. 09073C106                                             13G                                             Page 4 of 5 Pages

Item 9.

Notice of Dissolution of Group.

N/A

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09073C106                                             13G                                             Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2015

By:	/s/ Jorge Andrade Jr.
Jorge Andrade Jr.